INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 2017

TO: Cardinal Health Shareholders

RE: Please vote FOR the Independent Chair Proposal (Item #5) at Cardinal Health, Inc. (NYSE: CAH) on November 8, 2017

Dear Fellow Cardinal Health Shareholders:

Cardinal Health, one of the country's largest pharmaceutical wholesalers, has emerged as a central figure in the nation's growing opioid epidemic, prompting federal drug enforcement efforts, a Congressional committee probe, mounting litigation against the company, and most recently, document requests from 41 states' attorney generals concerning the company's drug distribution practices.

In January 2017, Cardinal Health paid \$20 million to settle charges with the state of West Virginia for failing to report suspicious orders from high-volume pharmacies from 2007 to 2012. The lawsuit claims corporate negligence led the company to flood the state with 241 million oxycodone and hydrocodone pills that contributed to a wave of deaths from opiate addiction. A month earlier, Cardinal Health agreed to a \$44 million settlement with the Drug Enforcement Administration (DEA) for allegedly failing to report suspicious orders of controlled substances in four states -- the second time in a decade it has settled with the DEA. To date, Cardinal Health has paid nearly \$100 million to settle state litigation and regulatory claims related to its distribution of controlled substances with dozens of lawsuits still pending.

In the face of these mounting legal, regulatory and reputational risks, independent board leadership is critical. Accordingly, at Cardinal Health's November 8, 2017, shareholder meeting, we urge investors to **vote for Item #5**, which calls for the appointment of an independent chairman of the board.

Specifically, we believe:

- The current board leadership structure has already proven itself inadequate in tackling Cardinal Health's decade-long role in fueling the opioid crisis;
- Current chairman, CEO George Barrett, has failed to set the correct 'tone at the top' as the company has become entangled in the opioid epidemic; and,
- Independent board leadership is crucial at a time of corporate crisis.

The current leadership structure has proven inadequate in tackling Cardinal Health's role in fueling the opioid crisis.

Active, effective and independent oversight of risk management, compliance functions, and executive accountability are among a board's top tasks. Yet under the current governance structure, Cardinal Health's board has repeatedly fallen down on these priorities as they pertain to the company's core business mission: the safe and secure distribution of controlled substances.

In 2008, Cardinal Health was charged by the DEA, as well as by seven U.S. Attorney's offices, with failing to notify the DEA about suspicious orders of hydrocodone. Shortly thereafter, then-CEO Kerry Clark assured investors that the company had undertaken "remediation actions… across the entire network" that "will strengthen our anti-diversion controls for all customers." He added: "I want to emphasize how important this work is to our mission. The safety and security of the pharmaceutical supply chain is core to our business."[1] George Barrett, then-CEO of Healthcare Supply Chain Services at Cardinal Health said, "we are working [our] tails off to restore our reputation with DEA and gain back the ability to distribute controlled drugs from all of our facilities."[2]

However, those words proved hollow. After agreeing to pay a $34 million fine to resolve those 2008 allegations, Cardinal Health in 2012 was again forced to settle with the DEA for failing to alert the agency to suspiciously large orders of prescription opioids. A $44 million civil penalty was finally settled upon in December, 2016.

The board set up a special independent committee in 2014 to review allegations made by shareholders in connection to the 2012 DEA enforcement – determining that robust systems were in place. And yet, as allegations against the company's distribution and compliance practices continue to mount, the board has been steadfast in its refusal to pursue a new independent investigation of these concerns. This is profoundly troubling.

In January, Cardinal Health agreed to pay $20 million to settle allegations by the State of West Virginia that the company acted "negligently" and "recklessly" by distributing more than 241 million prescription opioids over a six-year period to a state of only 1.8 million people. The state claimed Cardinal Health's opioid distribution was far in excess of legitimate demand and the company had failed to investigate, report, and cease fulfilling suspicious prescriptions in the state. The precedent setting suit alleges these practices were continuing through at least 2013, when the case was first filed. In the period 2011-2012, for example, and according to the lawsuit, Cardinal Health distributed more than 309,000

[1] Cardinal Health Earnings Call, Jan. 29, 2008
[2] Cardinal Health Earnings Call, May 1, 2008

prescription opioid doses to Van, West Virginia, with a 2010 population of just 211 people -- the equivalent of 1,464 doses per man, woman and child.

Since then, New Mexico, counties and municipalities in Alabama, New York, Ohio, Oregon, Kentucky, and West Virginia, as well as the Cherokee Nation have filed suit against Cardinal Health and other large drug distributors. Most significantly, the latest suits generally allege that excessive supplies of prescription opioids were continuing through at least 2015 – in other words, after Cardinal Health's special committee had concluded its earlier investigation and found no problems with the company's opioid distribution practices.

Allowing failures in the company's core compliance and business functions to fester for over a decade, is a damning indictment of the current leadership structure; and one that warrants more soul searching than the typical 'check-the-box' defense of the prevailing board structure.

Current chairman, CEO George Barrett has failed to set the correct 'tone from the top' concerning the company's entanglement in the opioid epidemic

The culture of the board, and the chairman in particular, set the tone for the rest of the organization. On the opioid issue, however, Barrett's tone has been notably off-pitch.

With eerie echoes of former Barclays CEO Bob Diamond's now infamous remark that the "blame game should be put behind us," CEO Barrett recently called the "search for blame" in the opioids crisis the "enemy of the search for solutions."[3] This specious remark eviscerates a central tenet of corporate governance: corporate and executive accountability.[4]

At the same time, under Barrett's leadership, Cardinal Health is pursuing a controversial legal defense that has drawn sharp rebuke from lawmakers for its callous effort at blame-shifting.

In its response to an opioid-related lawsuit from the City of Huntington in West Virginia, Cardinal Health has pointed fingers at everyone from first responders to respected local organizations like Lily's Place, which nurses babies born with addiction. The controversial legal strategy aims to dilute the company's responsibility by arguing that other organizations

[3] Cardinal Health Earnings Call, Aug. 2, 2017

[4] In a similar vein, following the DEA's decision to serve an immediate suspension order to a company facility regarding the distribution of controlled substances in 2012, Barrett told analysts he was "outraged" and "exasperate[ed]" by the regulator (Cardinal Health Analyst Call, Feb. 3, 2012). The DEA found that the Lakeland, Florida, distribution center had supplied more than 12 million dosages of hydrocodone to four area pharmacies in just three years, and the second time in five years, the facility's operations had been suspended regarding controlled substances.

and actors could be "wholly or partially" at fault for diverting opioids for illegal use. The defense, particularly the naming of Lily's Place, has been roundly criticized by politicians on both sides of the aisle. U.S. Representative Evan Jenkins (R-WV) called it "shameful," and "demonstrate[d] a willful ignorance of the true causes of the epidemic," while U.S. Senator Joe Manchin (D-WV) said the accusation against Lily's Place "not only show[ed] Cardinal Health's callousness, but also [its] unwillingness to assist in stopping the epidemic that continues to plague West Virginia."

The fact of the matter is that whatever other weaknesses may have existed within the supply chain with respect to prescription opioids, the wholesale distributors have a legal obligation to report suspicious orders to the DEA; to not fill those orders; and, to maintain effective controls against the diversion of controlled substances. Blaming the state's first responders and organizations providing care to the community's most vulnerable citizens only serves to antagonize customers, invite reputational harm and distance the company from being part of the solution.

We believe that the company's executive pay practices also highlight the need for independent board leadership at the current time. For example, Craig Morford has been the chief legal and compliance officer since George Barrett became CEO and Chair in 2009. In every year from 2010 to 2016[5] the board's Compensation Committee, working in conjunction with Mr. Barrett,[6] saw fit to award Mr. Morford an annual incentive bonus that was significantly above target, even as the company was paying out tens of millions of dollars to settle DEA claims and even though Mr. Morford's bonus is supposed to reflect in part the effectiveness of Cardinal Health's regulatory and compliance program. It is difficult to fathom how the board and CEO Barrett could conclude that Mr. Morford was worthy of such lucrative bonus payments, given the failures in the company's controlled substance anti-diversion programs that have become tragically apparent and costly for the company.

Moreover, Mr. Barrett, as Chair and CEO, was also the recipient of considerable largesse, as he managed to realize more than $127 million in compensation over the past three years as the opioid crisis has raged.[7] It is simply baffling that the board opposes Item No. 5 because the board believes Barrett's leadership as chairman has set a "powerful tone from the top" on "compliance and reputation."

[5] For 2017, we note that even though the operating earnings performance did not meet the threshold payout level, Mr. Morford was granted a $117,000 discretionary bonus.

[6] As disclosed in the proxy statement, CEO Barrett presents performance assessments of other named executives to the Compensation Committee used in determining compensation amounts.

[7] For his part, CEO Barrett declined to be considered for a discretionary bonus in 2017; however, he received above-target annual incentive payouts in every year since 2010-2016, after factoring in the Compensation Committee's assessment of his individual performance.

Independent board leadership is crucial at a time of corporate crisis

It is difficult to conceive a more serious failure at a drug distributor than the inability to secure the distribution of controlled substances, and there is a risk, we believe, that Cardinal Health's board underreacts not overreacts to the potential legal, regulatory and reputational risks facing the company. Investors may reasonably differ on whether an independent chair ought to be the default governance arrangement, but it is clearly needed when a company is in the midst of a corporate crisis.

Independent board leadership assures shareholders that their interests remain paramount as the company navigates the mounting regulatory pressure and legal proceedings, which have some industry watchers making analogies to the big tobacco settlements of two decades ago.

Independent board leadership is especially critical when management's response to date has been insufficient to stem the tide of challenges facing the company, and the credibility of management has become an issue. It also ensures that the board is properly informed, empowered with the agency to look beyond management for perspective, and equipped to ask corporate executives the tough questions about the crisis. Additionally, it is pragmatic: an independent chairman can help prevent the CEO from becoming distracted from running the company and ensure continuity if there are any sudden changes in the management team. Even with robust responsibilities, the lead independent director's position at Cardinal Health is inadequate to these tasks because ultimate responsibility for board leadership remains with the chairman.

For all these reasons, we urge you to vote FOR the Independent Chair Proposal (Item #5) at Cardinal Health,) on November 8, 2017.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies, at: 202-624-8990 or by email at: mpryce-jones@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.